

Mail Stop 3561

September 2, 2009

Mr. Richard Purvis
Chief Executive Officer and Chief Financial Officer
Skin Nutrition International, Inc.
410 Park Avenue, 15th Floor
New York, NY 10022

   Re: Skin Nutrition International, Inc.
      Form 10-Q for the Fiscal Quarter Ended September 30, 2008
      Filed November 19, 2008
      Form NT 10-K for the Fiscal Year Ended December 31, 2008
      Filed March 30, 2009
      Item 4.01 Form 8-K filed July 31, 2009
      Form 8-K filed April 16, 2008
      File No. 0-52526

Dear Mr. Purvis:

  We have reviewed your filings and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments we may ask you to provide us with additional information so we may better understand your disclosure. Please do so within the time frame set forth below. After reviewing this information, we may raise additional comments.

  Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-Q for the Fiscal Quarter Ended September 30, 2008

Item 1. Financial Statements (unaudited), page F-1

Statements of Changes in Stockholders' Equity, page F-5

1.   We note your accumulated deficit of $(41,700) at December 31, 2006. Please explain to us what this balance represents and tell us why this amount differs from the accumulated deficit at December 31, 2006 that was disclosed in your December 31, 2007 Form 10-KSB.

Notes to Financial Statements, page F-7

Note 1. Organization and Basis of Presentation, page F-7

2.   We note the January 31, 2008 transaction in which Skin Nutrition LLC gained control of Ascension Energy, Inc. ("Ascension") upon the acquisition of 80% or 1,112,000 shares of Ascension's common stock. Please explain to us how you accounted for this change in control transaction, and whether you concluded that the transaction was an asset purchase, a business combination or a capital transaction, in which a private operating company issues shares for the net monetary assets of a public shell company and executes a recapitalization (i.e. reverse acquisition). Include references to the U.S. generally accepted accounting principles ("U.S. GAAP") that support your accounting treatment in your response to us.

3.   Please advise us of the following with respect to the January 31, 2008 change in control transaction:

        a) Tell us what, if any, consideration was given in exchange for the 1,112,000 shares of Ascension;
        b) If the transaction was effected through an exchange of equity interests, tell us how you identified the acquiring entity. In that regard, explain to us how you addressed each of the factors within paragraph 17 of SFAS 141.

Note 8. Related Party Transactions, page F-18

4.   We note your disclosure on the accrued royalty fees of $34,086 as of September 30, 2008 and statement that no amounts have been paid for this time period. Please tell us what balance sheet line item the $34,086 is included in at September 30, 2008. Alternatively, explain to us how you account for the accrued and unpaid royalty fees under U.S. GAAP.

Section 302 Certification

5.   Please revise the Section 302 Certifications to delete the word "annual" or "quarterly" in paragraphs 2 – 3, as applicable, pursuant to Exhibit 601(b)31 of Regulation S-K.

Exchange Act Reports

6.   We note you filed a Form 12b-25 on March 30, 2009, and that it is now past the fifteenth calendar day following the prescribed due date of your December 31, 2008 Form 10-K. We further note that you have not filed your March 31, 2009 Form 10-Q that was due on May 15, 2009. Please tell us your progress to-date on filing your delinquent annual and quarterly Exchange Act reports and the date you plan to file each report.

Item 4.01 Form 8-K filed July 31, 2009

7.   We note your reference to the Kempisty audit reports for the fiscal year ended December 31, 2007. Please tell us where the referenced Kempisty audit reports can be located within your Exchange Act filings.

Form 8-K filed April 16, 2008

8.   Please file all material agreements in their entirety, including all schedules, exhibits, annexes, appendices, etc. We direct your attention to the assignment and assumption agreement dated February 22, 2008, which is filed as Exhibit 10.1 to your April 16, 2008 Form 8-K but does not appear to include all of the exhibits or appendices to the agreement. We also note that the January 31, 2008 Stock Purchase Agreement was not filed with your Form 8-K. Explain why these agreements were not filed in their entirety pursuant to Item 601(b)(10) of Regulation S-K, or file the agreements with all attachments.

*   *   *   *

Closing Comments

        As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact John Archfield at (202) 551-3315 if you have questions regarding comments on the filings and related matters. Please contact me at (202) 551-3688 with any other questions.

Sincerely,

Ryan C. Milne
Accounting Branch Chief